BD

05039161

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2005
DIVISION OF MARKET REGULATION

C 3/17

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Middlefield Rd.
(No. and Street)

Palo Alto	CA	94306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Schuster (650)462-3030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman LLP
(Name – *if individual, state last, first, middle name*)

1900 Ave. of the Stars,	Los Angeles,	CA	90067
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/18/05 SS

OATH OR AFFIRMATION

I, Kimberly A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Chief Financial Officer
Title

See below
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2005 by Kimberly A. Schuster, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

KAREN CHOY SINGER
COMM. #1378863
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Expires Oct. 7, 2006

Notary Public Signature

Notary Seal

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

Board of Directors
Falcon Research, Inc.
Palo Alto, California

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (the "Company") as of December 31, 2004 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Los Angeles, California
February 18, 2005

Falcon Research, Inc.

Statement of Financial Condition

December 31,	2004
Assets	
Cash	$ 306,312
Securities owned, at market value (Note 1)	1,791,402
Receivables from Clearing Broker (Note 2)	19,846
Deposit with Clearing Broker (Note 2)	202,720
Receivables from related parties (Note 3)	179,980
Fixed assets, at cost, net of accumulated depreciation (Note 4)	87,373
Prepaid and other assets	53,855
Total assets	$ 2,641,488
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 269,600
Total liabilities	269,600
Commitments and contingencies (Notes 5, 6 and 7)	
Stockholders' equity	
Common stock, no par value; 500,000 shares authorized; 83,113 shares issued and outstanding	261,139
Retained earnings	2,110,749
Total stockholders' equity	2,371,888
Total liabilities and stockholders' equity	$ 2,641,488

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Operations

Year ended December 31,	2004
Revenues	
Commissions	$ 2,376,714
Principal transactions	(2,570,609)
Interest	94,385
Total revenues	(99,510)
Expenses	
Research and promotion	828,352
Compensation and benefits	437,530
Clearing fees	297,961
Occupancy	333,500
Depreciation and amortization	89,458
Professional fees	67,797
Office supplies and postage	6,201
Charitable donations	160,627
Other operating expenses	248,207
Total expenses	2,469,633
Net loss before provision for taxes	(2,569,143)
Provision for taxes	63,088
Net loss	$ (2,632,231)

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2004

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, January 1, 2004	83,113	$ 261,139	$ 5,334,074	$ 5,595,213
Dividends	-	-	(591,094)	(591,094)
Net loss	-	-	(2,632,231)	(2,632,231)
Balance, December 31, 2004	83,113	$ 261,139	$ 2,110,749	$ 2,371,888

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Cash Flows

Increase (Decrease) in Cash

Year ended December 31,	2004
Cash flows from operating activities	
Net loss	$ (2,632,231)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	89,458
(Increase) decrease in operating assets:	
Securities owned, at market value	3,018,107
Receivable from Clearing Broker	163,886
Deposit with Clearing Broker	2,151
Receivables from related parties	(6,000)
Prepaid and other assets	(25,679)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(187,545)
Net cash provided by operating activities	422,147
Cash flows used in investing activities	
Capital expenditures	(11,631)
Cash flows used in financing activities	
Dividends	(591,094)
Net decrease in cash	(180,578)
Cash, beginning of year	486,890
Cash, end of year	$ 306,312

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Summary of Business and Significant Accounting Policies

Business

Falcon Research, Inc. (the "Company") a California corporation, was organized on November 8, 1983. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer from its offices located in Palo Alto, California.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

In the latter part of 2004, the Company elected to move its Office of Supervisory Jurisdiction (OSJ) to Clearwater, Florida. The move occurred in January 2005. In order to register the corporation to conduct business in the state of Florida, the Company was required to register a new corporate name, Falcon Research of Tampa Bay, Inc., and then file to operate under the name Falcon Research, Inc

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Principal Transactions

Revenue from principal transactions represents net realized and unrealized trading gains and losses on equity securities. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Income Taxes

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company incurs nominal California income tax, and no federal income taxes. As a Subchapter S corporation, the Company is a pass through entity in which the shareholders are liable individually for federal and California income taxes on their respective shares of the Company's taxable income.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years. Amortization on leasehold improvements is provided based upon their estimated useful lives or the remaining lease term, whichever is shorter.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the year ended December 31, 2004. As a result, comprehensive income (loss) is the same as the net loss the year ended December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could materially differ from those estimates.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on our results of operations and financial condition.

In December 2004, the Financial Accounting Standards Board (FASB), issued Statement No. 123R (SFAS No. 123R), "Share-Based Payment." SFAS No. 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services and transactions in which an entity incurs liabilities that may be settled in its equity in exchange for goods and services. SFAS No. 123R is effective for the Company at the beginning of the first annual report that begins after December 15, 2005. The Company is in the process of assessing the effect of SFAS No. 123R and has not determined the impact of the implementation of SFAS No. 123R on its financial statements.

NOTE 1 - Securities Owned

At December 31, 2004, securities balances consist primarily of corporate equity securities. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Transactions

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NOTE 2 - Clearing Agreement

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker.

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

NOTE 3 - Related Party Transactions

The Company shares office space, services and common personnel with an affiliate, Feshbach Investments, LLC. There is no allocation of expenses for rent, equipment and certain common personnel services in the Company's main office.

Periodic short-term advances are also made to and from Feshbach Investments, LLC, Feshbach Partners Offshore, Feshbach Partners I and employees. At December 31, 2004, $179,980 was due from the related parties.

NOTE 4 - Fixed Assets

Fixed assets are composed of the following at December 31, 2004:

December 31,	2004
Leasehold improvements	$ 181,161
Furniture and fixtures	239,473
Vehicle	21,500
Total	442,134
Less accumulated depreciation and amortization	(354,761)
	$ 87,373

NOTE 5 - Commitments

The Company leases its office space and certain equipment under operating leases expiring at various dates through the year 2006. The aggregate future minimum annual lease payments under noncancelable operating leases, net of sublease income, in effect at December 31, 2004 are as follows:

Fiscal year ending	Amount
2005	$ 124,945
2006	81,471
2007	58,059
2008	6,619
2009	6,619
Thereafter	-
	$ 277,713

NOTE 6 - Net Capital

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,574,762, which was $1,474,762 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1 at December 31, 2004.

The Company's agreement with its clearing broker is subject to cancellation if the Company's ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004 , the Company did not have a ratio of aggregate indebtedness to net capital that exceeded 10 to 1.

NOTE 7 - Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

NOTE 7 - Off Balance Sheet Risk (Continued)

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company enters into transactions involving derivative financial instruments. These financial instruments include primarily options purchased for speculative purposes. Options are valued at market value with changes in market value recorded in the statement of operations. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Supplemental Material

Falcon Research, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2004
Net Capital	
Total stockholders' equity from statement of financial condition	$ 2,371,888
Deductions and charges	
Non-allowable assets:	
Petty cash	200
Receivables from related parties	179,980
Fixed assets, net	87,373
Other	53,855
Total deductions and charges	321,408
Net capital before haircuts on securities positions (tentative net capital)	2,050,480
Haircuts on securities	
Concentration	(207,008)
All other securities	(268,710)
Total haircuts on securities	(475,718)
Net capital	$ 1,574,762
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ (269,600)
Total aggregate indebtedness	$ (269,600)
Computation of Basic Net Capital Requirement	
Minimum net capital, the greater of $100,000 or 6 2/3% of aggregate indebtedness	$ 100,000
Excess net capital at 1,500 percent	$ 1,474,762
Ratio of aggregate indebtedness to net capital	.17 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A, as amended, and the computation contained herein.